UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces the Results of its 2025 Annual General Meeting of Shareholders

NEW YORK, April 25, 2025 – VTEX (NYSE: VTEX), the backbone for connected commerce, announced today that the following matters were approved in its annual general meeting of shareholders (“AGM”) held on April 25, 2025:

1.
Proposal No. 1: to resolve, as an ordinary resolution, on the re-election of certain members of the Board of Directors;
2.
Proposal No. 2: to resolve, as an ordinary resolution, the transition of the Company’s financial reporting standards to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) from International Financial Reporting Standards (“IFRS”), beginning from the fiscal year commencing on January 1, 2025;
3.
Proposal No. 3: the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2024.

68,892,908 Class A shares and 80,766,730 Class B shares were represented at the AGM, in person or by proxy, which indicates 96.36% of the voting power of our share capital was represented.

AGM Results

The detailed results of the AGM were as follows:

1. To resolve, as an ordinary resolution, on the re-election of certain members of the Board of Directors.

	Director	FOR	%FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
1.1	Geraldo do Carmo Thomaz Júnior	861,782,763	98.31%	14,707,851	1.68%	1,574	0.00%
1.2	Mariano Gomide de Faria	861,761,157	98.31%	14,728,948	1.68%	2,084	0.00%
1.3	Alejandro Raul Scannapieco	873,822,262	99.69%	2,633,785	0.30%	36,139	0.00%
1.4	Benoit Jean-Claude Marie Fouilland	873,822,460	99.69%	2,633,775	0.30%	35,951	0.00%
1.5	Francisco Alvarez-Demalde	860,204,353	98.13%	16,027,356	1.83%	328,499	0.04%

2. To resolve, as an ordinary resolution, the transition of the Company’s financial reporting standards to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) from International Financial Reporting Standards (“IFRS”), beginning from the fiscal year commencing on January 1, 2025.

FOR	%FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
876,541,587	100.00%	1,874	0.00%	16,774	0.00%

3. The ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2024.

FOR	%FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
875,542,949	99.88%	50,630	0.01%	966,629	0.11%

Final voting results on all matters voted on at the AGM will be filed on VTEX’s profile on EDGAR at www.sec.gov.

About VTEX

VTEX (NYSE: VTEX) is the commerce suite of choice for bold CIOs and CEOs globally, delivering transformative outcomes with unprecedented operational efficiency. By unifying a comprehensive ecosystem of solutions—including B2C, B2B, Sales App, Pick and Pack, Data Pipeline, Retail Media, and Security Shield—VTEX empowers brands and retailers to eliminate friction, foster collaboration, and accelerate growth. More than just software, VTEX is an agent of transformation, seamlessly connecting customers, partners, and developers to drive tangible business results. Trusted by 2.4 thousand global B2C and B2B customers, including Carrefour, Colgate, Sony, Stanley Black & Decker, and Whirlpool, VTEX supports 3.4 thousand active online stores across 43 countries (FY ended December 31, 2024). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX IR Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com